

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2014

Via E-mail
Brandon C. Jennewine
Chief Executive Officer
Thermal Tennis, Inc.
7951 East Maplewood Avenue, Suite 328
Greenwood Village, CO 80111

> **Re:** **Thermal Tennis, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed October 1, 2014**
> **File No. 000-54476**

Dear Mr. Jennewine:

We have reviewed your response to our letter dated September 17, 2014 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 4

CannaTrade, page 6

1. We note your response to prior comment 3. Please clarify whether there are "safe harbors" available under the regulations of the states in which you do business to the extent you comply with FinCen or other "know your customer" guidelines. Please also briefly discuss how you determined that reviewing licensing and good standing databases quarterly would satisfy any state requirements for verification and ongoing monitoring.

Item 2. Financial Information, page 23

Plan of Operations, page 23

2. We note your response to prior comment 9. Please expand your plan of operations by discussing the key aspects and milestones for each of the proposed capital expenditures

listed in the third paragraph on page 24. Please also explain how each of the capital expenditures is expected to allow you to achieve the goals described in the timeframes disclosed in the fourth paragraph on page 24.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any questions you may have.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Terrell Smith, Esq.
        Kruse Landa Maycock & Ricks